SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sanmina-SCI Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

800907 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

David L. White

Chief Financial Officer
Sanmina-SCI Corporation

2700 N. First St.

San Jose, CA 95134
(408) 964-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jon Layman, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$86,867,340.95	$2,666.83

*           Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 23,041,735 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $86,867,340.95 as of March 12, 2007 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount PreviouslyPaid:	$2,666.83
Form or Registration No.:	005-42923
Filing party:	Sanmina-SCI Corporation
Date filed:	March 19, 2007

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) amends the Tender Offer Statement on Schedule TO relating to an offer by Sanmina-SCI Corporation, a Delaware corporation (“Sanmina-SCI” or the “Company”), to exchange options (the “Offer”) to purchase an aggregate of 23,041,735 shares of the Company’s common stock, whether vested or unvested, that (i) were either issued with an exercise price less than the fair market value of the underlying stock on the date of grant (“Discount Options”) or non-Discount Options granted prior to October 1, 2006 with an exercise price greater than or equal to $4.01; (ii) were granted under the Sanmina-SCI Corporation 1990 Stock Plan, the Sanmina-SCI Corporation 1999 Stock Plan, the Sanmina-SCI Corporation Stock Option Plan 2000, the Altron 1991 Stock Option Plan (ISO plan), the Hadco Corporation Non-Qualified Stock Option Plans (dated September 7, 1990 and November 5, 1995), or the SCI Non Qualified Stock Option Plan  (the “Eligible Options”); and (iii) are held by eligible option holders.

These Eligible Options may be exchanged for new options that will be granted under the Company’s 1999 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated March 19, 2007 (the “Offer to Exchange”); (ii) the memorandum to eligible U.S. employees from Jure Sola, dated March 19, 2007; (iii) the summary of option exchange; (iv) the Election Form; (v) the Withdrawal Form (all attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(E), respectively); (vi) the Notice of Extension of the Expiration Date of the Offer to Exchange, dated April 13, 2007 (attached to this Schedule TO as Exhibit (a)(1)(J)); and (vii) the Supplement to the Offer to Exchange, dated April 13, 2007 (attached to this Schedule TO as Exhibit (a)(1)(K)).  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents”.  An “eligible option holder” refers to all persons who are U.S. employees (including U.S. employees on an expatriate assignment) with the exception of certain officers, as identified in the Offer to Exchange, hired on or before 5:00 p.m., Pacific Time, on March 19, 2007, and who remain employees through the date on which the New Options are granted.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Exchange, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.                       Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 4.                       Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 11.   Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented to add the following:

On April 13, 2007, the Company distributed to eligible option holders in the Offer a Notice of Extension, a copy of which is attached hereto as Exhibit (a)(1)(J) and incorporated herein by reference, announcing that the Company is extending the Offer, upon the terms and subject to the conditions set forth in the Offer to Exchange until 5:00 p.m. Pacific Time, on May 15, 2007 in connection with the Supplement to the Offer to Exchange as set forth in Item 12 below, which information is incorporated herein by reference.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)(1)(J)	Notice of Extension of the Expiration Date of the Offer to Exchange, dated April 13, 2007.
(a)(1)(K)	Supplement to the Offer to Exchange Certain Outstanding Options for New Options, dated April 13, 2007.

Item 12.                Exhibits.

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options Granted for New Options, dated
March 19, 2007.

(a)(1)(B)*	Internal Memorandum to all Eligible U.S. Employees from Jure Sola dated March 19,
2007.

(a)(1)(C)*	Summary of Option Exchange Program.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Withdrawal Form.

(a)(1)(F)*	Form of Addendum Listing Eligible Options.

(a)(1)(G)*	Confirmation of Receipt of Election Form and Confirmation of Receipt of Withdrawal
Form.

(a)(1)(H)*	Forms of Reminder E-mails.

(a)(1)(I)*	Form of Addendum Listing Eligible Options.

(a)(1)(J)	Notice of Extension of the Expiration Date of the Offer to Exchange, dated April 13,
2007.

(a)(1)(K)	Supplement to the Offer to Exchange Certain Outstanding Options for New Options,
dated April 13, 2007.

(b)	Not applicable.

(d)(1)*	The Sanmina-SCI Corporation 1999 Stock Plan and form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 4.3 to the Company’s registration statement on Form S-8, filed with the SEC on May 25, 1999.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SANMINA-SCI CORPORATION

/s/ David L. White
David L. White
Executive Vice President of Finance, Chief
Financial Officer and Secretary

Date:  April 13, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options Granted for New Options, dated March 19, 2007.

(a)(1)(B)*	Internal Memorandum to all Eligible U.S. Employees from Jure Sola dated March 19, 2007.

(a)(1)(C)*	Summary of Option Exchange Program.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Withdrawal Form.

(a)(1)(F)*	Form of Addendum Listing Eligible Options.

(a)(1)(G)*	Confirmation of Receipt of Election Form and Confirmation of Receipt of Withdrawal Form.

(a)(1)(H)*	Forms of Reminder E-mails.

(a)(1)(I)*	Form of Addendum Listing Eligible Options.

(a)(1)(J)	Notice of Extension of the Expiration Date of the Offer to Exchange, dated April 13, 2007.

(a)(1)(K)	Supplement to the Offer to Exchange Certain Outstanding Options for New Options, dated
April 13, 2007.

(d)(1)*

The Sanmina-SCI Corporation 1999 Stock Plan and form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 4.3 to the Company’s registration statement on Form S-8, filed with the SEC on May 25, 1999.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.